Mail Stop 4651

May 4, 2006

Mr. Russell J. Knittel
Senior Vice President, Chief Financial Officer
Synaptics, Inc.
3120 Scott Blvd
Suite 130
Santa Clara, California 95054

> **Re:** **Synaptics Incorporated**
> **Form 10-K for Fiscal Year Ended June 25, 2005**
> **Filed September 8, 2005**
> **Form 8-K Filed April 20, 2006**
> **Form 10-Q filed for the Quarter Ended March 31, 2006**
> **File No. 0-49602**

Dear Mr. Knittel:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed April 20, 2006

Non-GAAP Disclosures

1. In your press release filed April 20, 2006, you present non-GAAP measures of net income and income per share exclusive of share based compensation. It appears that your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. In this regard, your presentation does not appear to address the following:

    - the manner in which you use the non-GAAP measures to conduct or evaluate your business;
    - the economic substance behind your decision to use such measures;
    - the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
    - the manner in which you compensate for these limitations when using the non-GAAP financial measure; and
    - the substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.

    Additionally, while you indicate that the measures provide comparability for your "core operations", you do not define "core operations". Please note that you must me the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. For further guidance, Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures

Form 10-K for the Fiscal Year Ended June 30, 2005

Management's Discussion And Analysis pages 36-44

2. We note that during the year ended June 30, 2005 several items significantly affecting operations were disclosed but not discussed in sufficient detail to provide an investor with a clear picture of the operations of the Company. For example, you indicate that net revenues increased 69% in 2005 due to an increase in unit shipments. You also indicate that the increase in shipments was partially offset by a reduction in average selling prices resulting from a change in product mix and general pricing pressure. Your disclosures should address why units shipped increased (including the types of products impacted), quantify the impact

on revenues as a result of the increase in shipments, you should also quantify the impact on revenues the reduction in selling prices had in 2005 and also more specifically discuss the impact on revenues and costs as a result of the change in product mix.

3.   In fiscal 2005, you indicate that revenues from dual pointing applications decreased as the trend is moving toward single point applications, however you do not discuss how this trend has impacted revenues recognized on other products. We note the significant growth in non-PC revenue in 2005, but you have not discussed any trends or even identified the impact on individual products within this revenue generating area of your business. We note a significant decrease in non-PC revenue in the first six months of 2006. Your disclosures should clearly explain the reasons for these changes in operating results for the periods presented.

4.   Further, your discussion of the change in revenue should also include comparative, period-to-period analysis of the amount of the change in revenue that was due to changes in unit price versus unit volume. In this regard, we note that revenue increased about 69% in 2005 over 2004 but no reasons for the change were discussed. The discussion should be further enhanced by adding comparative disclosure of revenue changes in terms of dollar amount versus percentage change. In discussing other qualities of revenue or gross profit, terms used such as "product mix" and "product line" should be defined and comparatively presented as well. Refer to Item 303 of Regulation S-K.

5.   Your discussion of gross margin should be enhanced to address changes recognized between periods (in both percentage and dollar terms) in both your PC and non-PC product lines of your business.

6.   During the fiscal years presented, the changes in research and development and in selling, general and administrative expenses were due to several factors. Each factor contributing to the change should be quantified and ranked in importance relative to the other factors. For example, in fiscal 2005 the increase in research and development was due to additional staffing, increased base pay and higher incentive pay among other items. These items should each be quantified and ranked in importance to total research and development expenses in the discussion. Similar disclosures for this and other expense line items where material changes have occurred should be presented. Refer to Section III.D of SEC release 6835.

Note 7 Leases and Other Commitments and Contingencies pages F-19 to F-20

Intellectual Property Rights

7.   We note your disclosures regarding the 4th quarter of 2005 settlement of your intellectual property claims with one of your competitors. Clarify for us the following relating to the settlement of the Cross-License Agreement:

- Tell us the nature of the initial dispute between the parties;

- Confirm the amount of total cash proceeds received;

- How you accounted for the legal expenses;

- The time frame over which the company will have access to the cross licenses. Describe in greater detail the nature of the cross licenses included as part of the resolution of the initial dispute;

- Describe whether the company plans on using the cross licenses in its products or services to be sold in the future.

Note 8 Convertible Senior Subordinated Notes pages F-20 to F-21

8.   We note the issuance on December 7, 2004 of $100 million of 0.75% Convertible Senior Subordinated Notes. Please explain to us why the interest rate on the notes is significantly below market. Describe any additional agreements made to the note holders to secure this low rate. Also, in addition to the feature allowing for conversion of the notes into common shares, the note indenture includes an option to purchase additional notes, a right of the holder to require the Company to repurchase the notes under certain conditions, provisions to pay additional contingent interest on the notes and a right of registration of all related shares. Based on the information provided in your 8-K dated December 1, 2005, it would appear that the features should be evaluated under EITF 00-19 to determine if each is a derivative instrument meeting the definition of an embedded derivative. If so, that derivative must be analyzed to determine whether it is an equity instrument or a liability. See paragraphs 4 and 68 of EITF 00-19. That is, any embedded derivative instrument must first be analyzed under paragraph 12 of SFAS No. 133 to determine whether the instrument should be separated from the host contract. In this regard, the embedded derivative instrument must be evaluated using EITF 00-19 paragraphs 12 to 32 to determine whether that instrument would be classified in the stockholders equity (i.e., an equity instrument). If it is determined that if on a freestanding basis it would qualify as an equity instrument it would not be within the scope of SFAS 133. See

paragraph 11 of SFAS 133. If the instrument is deemed a liability, the instrument will be subject to SFAS 133 and it would be recorded at fair value. See paragraph 66 of EITF 00-19.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherri Bowen at (202) 551-3681 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3489 with any other questions as I supervised the review of your filing.

Sincerely,

Brad Skinner
Accounting Branch Chief